Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Form S-4 File No.: 333-107098

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as part of the joint proxy statement/prospectus filed by each of Biogen and IDEC with the Securities and Exchange Commission on October 6, 2003 which is incorporated by reference into this filing.

The following is a transcript for the Biogen Q3 earnings call on October 28, 2003 that relates to the proposed merger.

BGEN — Biogen, Inc.
Q3 2003 Biogen, Inc. Earnings Conference Call
Oct. 28. 2003 / 8:30AM ET

Corporate Participants

*	Elizabeth Woo Biogen, Inc. — Senior Director, Investor Relations

*	Peter Kellogg Biogen, Inc. — CFO and EVP of Finance

*	James Mullen Biogen, Inc. — Chairman and CEO

*	Burt Adelman Biogen, Inc. — EVP, Research & Development

Conference Call Participants

*	Dennis Harp Deutsche Banc — Analyst

*	Martin Auster Wachovia Securities — Analyst

*	Craig Parker Lehman Brothers — Analyst

*	Matt Geller CIBC World Markets — Analyst

*	Eric Schmidt SG Cowen — Analyst

*	May-Kin Ho Goldman Sachs — Analyst

*	Eric Ende Merrill Lynch — Analyst

*	Jason Kantor WR Hambrecht — Analyst

*	Meirov Chovav UBS Warburg — Analyst

*	Mark Augustine Credit Suisse First Boston — Analyst

*	Mark Shoenbaum Piper Jaffrey — Analyst

*	Caroline Copithorne Morgan Stanley — Analyst

*	Jennifer Chao RBC Capital Markets — Analyst

*	Matt Duffy Black Diamond Research — Analyst

*	Elise Wang Salomon Smith Barney — Analyst

Presentation

Operator [1]

Good morning. My name is Judy and I will be your conference facilitator. At this time, I would like to welcome everyone to the Biogen Third Quarter Conference Call. All lines have been placed on mute to prevent any background recognize. After the speakers’ remarks there will be a question-and-answer period. If would you like to ask a question, simply press star and the number one on your telephone keypad. If you would like to withdraw your question, press star and the number two. Thank you. Ms. Woo, you may begin your conference.

Elizabeth Woo, Biogen, Inc. — Associate Director, Investor Relations [2]

Welcome to Biogen’s third quarter conference call. Today on the call we’ll have Peter Kellogg, our CFO and Executive Vice President of Finance, Jim Mullen, Chairman and CEO of Biogen, and for the question and answer session, Burt Adelman, Executive Vice President For Research and Development.

I’ll start with the Safe Harbor statement. Comments made in this conference call may contain forward-looking statements regarding the company’s expectations regarding future financial results, the development of the company’s pipeline products and the results of the proposed merger with IDEC. Such statements are based on management’s current expectations, and are subject to risks and uncertainties which could cause actual results which could cause actual results to differ materially. In particular, careful consideration should be given to the risks and uncertainties in that described in the report Biogen has filed with the Securities and Exchange Commission, including the outlook sections of MDNA in the company’s most recent forms10-K and 10-Q. The company does not undertake any obligation to publicly update any forward-looking statements.

Now Peter will review Q3 results.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [3]

Thank you, Elizabeth and good morning to everybody. Well, we had a very exciting performance for Biogen this quarter. Our total revenue growth came in at a strong 19%, as you can see in our press release. Quite simply, this was a quarter where once again, Avonex drove the whole story with records sales at 14% worldwide growth. I guess when your leading blockbuster product outperforms expectations to that degree, the rest of the P&L is bound to look good and in Q3 this was the case.

Our Q3 reported EPS was 36 cents an increase of 30% over prior year. Excluding non-recurring items, Biogen’s Q3 operating EPS was 51 cents. Representing 39 cents year over year growth on a comparable operating basis. The non-recurring charges included in the reported results are an up front fee of $27 million related to the Fumapharm in-licensing deal that we announced on October 1st, a $3 million charge for merger-related expenses and a $1 million net charge related to the write-down and sale of equity securities.

Now let’s walk through the Q3 P&L.

Avonex product revenue was $298 million, and as I mentioned, that’s a 14% increase versus prior year and a 4% increase over Q2. Just for perspective this 14% annual growth has only three points of foreign exchange impact. In other words, the franchise is up 11% globally, in local currency. It is also noteworthy that this is the third consecutive quarter where the global Avonex franchise has grown by 4% or more versus the prior quarter. So Avonex is having a great career.

Amevive’s product sales were $12 million. This reflects a continuation of the trends we experienced this summer. We made solid progress in some areas for Amevive, but the work is not done. Jim will discuss the Amevive status in more depth later.

Royalties were $29 million and this includes the impact of a weak Intron-A franchise performance at Schering-Plough. This was not a surprise to us since we’re particularly conservative and we have been particularly so for this product this year. However I do want to remind everyone that the Intron-A royalty source has always been projected to be a smaller portion of our royalty portfolio as we move into 2004 and 2005, and as a result the impact to Biogen and any weakness in the Intron-A franchise becomes much smaller in the future.

Contract revenue was $3 million which lead us to total revenues 342 million, or a 19% increase year over year as I mentioned at the beginning. This is the second consecutive quarter of roughly 20% or give or take a point, top line growth for Biogen worldwide so we’ve got some great momentum in the business.

Our cost of sales were $54 million or 16% of revenue. Now this drives the gross margins of 84%. This margin is a little lower than we might normally expect due to $8 million in inventory write-offs during Q3. There were three drivers of these write-offs and they each creates roughly one-third of the impact. First we wrote off the remaining inventory of Avonex IV product and kits, second we wrote off the remaining inventory of Amevive IV formulation product which was discontinued for sale. And third we determined that six batches of Amevive production were not usable.

Our R&D was $125 million on reported basis and as I mentioned earlier, this R&D figure includes a $27 million one-time license fee of Fumapharm AG. Excluding this up front fee, the operating R&D figure is $98 million or 29% of revenues. The key activity drivers for R&D in Q3 were three Phase Three Antegren trials, two in M.S and one in Crohn’s. Continued dosing of patients in Phase Four clinical trials for Amevive and overall pipeline and research support. As I indicated would be the trend at the beginning of the year, our quarterly R&D results are lumpy as we pass from quarter to quarter and we expect our Q4 R&D line to be larger than the Q3 result.

On the SG&A line, we came in at $89 million, we’re 26% of revenues. We’re had merger-related expenses of $3 million and, again, since we are the acquired company in the Biogen-IDEC merger the merger-related costs are expensed, and as we did in Q2, these are excluded from operating results. Other income and expense was $6 million, and as I mentioned in our introduction this includes a net non-operating charge of $1 million related to the write-down of some securities and a gain on sales from other securities.

Taxes were $22 million, which is right on our 28% effective tax rate which leads us to the reported EPS of 36 cents and the operating EPS of 52 cents that I mentioned in the beginning.

Now I would like to discuss the operating performance of our Avonex in the U.S. and internationally, and the status of the Amevive launch.

Let’s begin with Avonex in the U.S., where product sales were $204 million, that’s a 9% increase over prior year, and a 4% increase over prior quarter. Our U.S. performance continues to be solid. Now, while our unit demand is slightly decreasing, it is still very strong. In fact, our unit market share are during Q3 was fully maintained for the first time since the launch of Rebif. This is a terrific accomplishment for our U.S. sales team. This is true for both the July and August data on the entire market which covers all channels, in our shares throughout the quarter with the steady 48%, as well as for the weekly IMS retail data that you see in which Avonex has held its shares since late June.

Additionally we launched our new liquid prefilled syringe for added convenience to patients. This is price at a 9.9% premium to the powdered version, and our Q3 quarter over quarter results did benefit from a 7% impact on pricing. Inventory at the end of the quarter was one and a half weeks as is normal for the Avonex business.

On the international front, the Avonex product sales were $94 million or a 25% revenue increase over last year. Avonex year over year revenue growth in local currency growth was 14%. The difference between 14% local currency growth and the 25% reported U.S. dollar growth was entirely foreign exchange and that net foreign exchange impact was $8 million, versus prior year. So even if we eliminate the foreign exchange impact, you can see there are international business is really robust. This strength is driven primarily by 17% unit volume growth in our direct markets. Germany, for example, was up 13%. The UK was up 49%. In Canada it was up 27%. There is great and fantastic performance across the globe.

And I know you will ask us why. What is going so well?

Well, obviously, first off our international sales team has done a great job. Just as importantly we’ve been using the same long-term efficacy positioning over the last year and it continues to get more support from other data sources. For example, the Quasim study, the largest M.S. study ever which includes the efficacy and safety of interferon and BETA therapies, and secondly the findings published in the recent “Lancet” article which demonstrates the long term importance of neutralizing anti-bodies, a clear advantage to Avonex. This reinforces our view that Avonex is the best long term treatment for the chronic disease of multiple sclerosis. Looking ahead, we expect Q4 to be slightly softer than Q3 because of typical seasonality in distributor markets.

Now let’s turn to Amevive. Amevive in the U.S. had product sales of $12 million and this result is primarily a continuation of the ASAP and conversion trends that we experienced this summer. Jim Mullen will walk you through all the metrics that we’re tracking and how we’re addressing some of the challenges.

Now I would like to turn to 2003 guidance. So for Biogen on a stand alone basis with we expected our full year results will be in line with the total guidance that we have been providing throughout the year. Total revenue is expected to be in the $1.3, to $1.35 billion range, or mid-teen growth, just as our guidance has indicated since the beginning of the year. Clearly, Avonex is a little stronger than initially expected, offset by softer Amevive and royalties. Similarly, our operating EPS guidance remains in $1.73 to $1.75 range, which we indicated back in April which we raised this outlook based on the strength of Avonex. So overall, Biogen is on track to deliver the total revenue and operating EPS guidance for 2003.

Now let me jump ahead a little bit and talk about the merger and give you some sense of what to expect for the combined company as adjusted EPS for 2003. Now, of course the as adjusted metric will exclude the merger-related accounting charges, the merger-related direct expenses such as banking and legal fees, and other non-operating charges, such as we exclude today in our operating results.

Now I see a number of analyst models for 2003, what I will call base Biogen-IDEC at this as adjusted levels, and they seem to range from $1.06 to $1.30. Based on the current trends, and we do have a quarter left, it seems that it’s unlikely that this year’s EPS base will be as high as $1.30 and for that matter, not as low as $1.06. Something closer to the middle of that range seems most likely. However we do have another quarter to go and we’ll be watching that and we’ll update this outlook after the merger is completed and we develop a more comprehensive estimate. We will announce financial guidance for 2004, in the first quarter of 2004, most likely on our earnings call.

So with that run through the financials let me hand off to Jim Mullen. Jim?

James Mullen, Biogen, Inc. — Chairman and CEO [4]

Thanks, Peter. Welcome to Biogen’s final conference call, as a standalone. Next quarter we do expect to be with our IDEC colleagues as Biogen-IDEC. We’re very eager to move forward as Biogen-IDEC and capitalize on our momentum and the momentum at IDEC. We’re advancing toward the completion of the proposed merger with IDEC in mid-November. The shareholder votes are scheduled — scheduled to vote simultaneously on November 12th. Both companies are experiencing strong revenue growth and the merger integration planning is proceeding quickly and efficiently.

In addition, our combined late stage pipeline is making progress. As you know, Antegren is in Phase Three trials for multiple sclerosis and Crohn’s and Rituxan is in Phase Three trials for arthritis, we have Phase Three trials under way in Europe in psoriasis for the second generation of oral fumarates, and IDEC anti-CD-23 antibody will soon enter Phase Two trials.

Now, I will recap the current trends we’re seeing in the neurology and the dermatology franchises. So let me start with neurology and the Avonex business. Once again the Avonex business posted a very strong performance, up 14% year over year, another quarter of increasing revenues. The international numbers demonstrate healthy operating results. This market is growing in the mid-teens and the Avonex market share is holding steady, neck and neck with the other beta-Interferons, Copaxone as the newest entrant into Europe is picking up some share. In the U.S. from July through September, the Avonex has held share, which is a phenomenal performance for our sales and marketing team.

Now, let me talk about Antegren and MS. A quick reminder, there are two trials of Antegren ongoing. The monotherapy affirm trial and the combination sentinel trial, both trials have two years of treatment with results expected in the second half of 2005. As many of you know, there’s a one-year look at — by a small data review team, but we do not expect to announce any results in order to preserve the integrity of the two-year trial. Now, the beta-Interferons dominate MS treatment, those have been on the mark for a few years and there’s little other additional innovation. Antegren could provide the next major breakthrough for MS patients and doctors and we think this is a huge opportunity for Biogen IDEC. Along with our partners Elan.

Now Antegren and Crohn’s on the Crohn’s front the phase three data for ENACT-1. The induction trial was recently presented at the American College of Gastroentronolgy. The companies had discussions with regulatory authorities in October. And based on those discussions, an additional trial will be required for an induction label in the U.S.

The results in the maintenance trial ENACT-2 will be key to evaluating Antegren’s reliability in Crohn’s disease and we expect to announce those results for the ENACT-2 trial in the first half of 2004.

Turning to dermatology franchise, let me update many of the metrics we discussed on the last quarterly update on Amevive. Based on the Q3 results, the metrics referral rates, reimbursement time, and conversion rates are essentially maintaining summer trends. The referral rates have strengthened somewhat, but not dramatically. As with any medical benefit project, we’ve faced a couple of challenges, so let me walk through those. First, reducing cycle time of payers, overcoming physician aversion of financial risk and the patient co-pays.

First challenge which is reducing cycle time of the payers, overall the reimbursement environment continues to improve due to increased payer familiarity with Amevive, so we’re making slow and steady progress. Almost 8,000 patients have been referred for treatment and about 3500 have started or received treatment. However there’s still a sizable number of patients waiting in the queue. So the good news is, the patients who received insurance verification, the time for referral to dose has improved to approximately four to six weeks. So this is one of the key metrics that we’ve been tracking. Fewer of the plans are now requiring prior authorization, and we have just received a J-Code on Medicare which should simplify Medicare. So we’ve made some progress, but this still remains priority.

Second challenge has been the physician aversion to the financial risks. So, remember, as a major medical, they would be purchasing product and be a financial risk. So some of the physicians still have concerns about the potential financial risk associated with the buy and bill model. So we’ve done a few things to address that.

First, we’ve significantly access by broadening our specialty pharmacy options. With this option, the specialty pharmacy purchases the drug, not the dermatologists. So it is a fundamental change and a different option for the physician.

Second we’re building a broader base of doctors who have experience with positive payer responses. As of early October, more than 1800 dermatologists, which was up from 1500 last quarter have referred patients for Amevive therapy. Not only has the number of physicians using Amevive increased but the number of referrals per doctor has increased. The last quarter about three-quarters of the doctors had one or two patients and this quarter two-thirds have only one or two patients. So we are broadening and deepening the experience. So it’s modest progress but it’s going in the right direction.

So we have, as I said, both broadened the number of physicians treating to 1800, up from 1500, and we’re seeing more patients on average per physician. So that’s a good trend as well.

Third challenge, patient co-pays. As the payment policies for Amevive develop there’s a subset of patients with significant co-pays. We are pursuing initiatives to help identify additional options for those patients. For biologics administered in the office, Remicade, for example, co-pays are a standard fact for the industry. For 50% of our patients that had the insurance verification, they have co-pays of $30 or less per week, many are $10 per week, during treatment, followed by many months with no co-pays at all. So for a big swath of the patients, it’s in pretty good shape but there are still a significant group that have issues.

So let me just is sum all of that up. This first year of the launch, I will call it Phase One has been about getting the operating model working and I think we made a lot of progress on all the fronts but we’re certainly not done. So what’s next?

Phase II is all about building doctor and patient confidence in the product profile. Remember that Amevive’s unique benefit and duration takes time to experience. For many derms that are beginning to see or yet to see the clinical benefits that legitimizes this product, we have keep building the experience.

In summary, on the first challenge, reducing the cycle time with payers we’ve been getting better and better but it remains a priority. The bigger challenge has been the buy and bill model and there we have opened that up by opening up specialty channels, and I continue to believe that Amevive will be a significant product in psoriasis. The market in the U.S. for the moderate and severe patients and systemic therapies is approximately 500,000 patients and still virtually unpenetrated by the biologics. This is a product, where even being number two is a meaningful commercial opportunity.

One last point on the IV formulation, Peter touched on it quickly, during the quarter we topped manufacturing the IV formulation because the vast majority of dermatologists perform the IM dosage form. Since IV usage represented a small and shrinking percentage, of the Amevive, Biogen could not support additional manufacturing of the IV dosage form. The transition has gone very smoothly with a small number of physicians who made the IV switch easily.

Let me finish by talking about the oral fumarate deal. A few weeks ago we announced that we licensed a second generation oral fumarate, from Fumapharm AG, a private company based in Lucern, Switzerland. First generation fumaderm is the leading oral systemic and psoriasis in Germany that has proven effects immuno-modulatory effect in vivo and in vitro. The second generation fumarate addresses the GI tolerability issues of the first generation of the product.

With this deal, demonstrates our commitment to the dermatology franchise. We’re certainly enthusiastic about oral compounds since we believe they can significantly expand the market. We plan to have discussions with the FDA in the first quarter of 2004, but until then, we’re not able to provide any details on the clinical development plan or speculate about the timing of commercialization in the U.S. The phase three trials in psoriasis, in Europe are already underway. Our goal for the next year is to initiate Phase Three trials in psoriasis in the U.S. and Phase Two trials in multiple sclerosis.

I want to make a couple of comments about business development. It certainly is going to be increasingly important in the combined company, we recognize that we want to continue to bolster the late stage pipeline, and we have made business development the centerpiece of the merger strategies. Keeping in mind the deals that do take nine to 12 months to complete, it will probably take some time to see real progress here, but a good measure of our success will be the of compounds we analyze over the next couple of years. Our goal at Biogen-IDEC is to have about half of our commercialized product by 2010 coming from business development.

Final comments, just some quick updates on the merger. The S-4 was declared effective by the SEC in early October. And the proxy statement was mailed to shareholders at both companies in mid-October. The shareholder meetings for both Biogen and IDEC are scheduled for November 12th, and as investors, I invite all of you and encourage everyone to vote your proxy.

Over the past few months we’ve been very busy making progress in the integration planning. All the key personnel decisions have been made. A complete management structure has been defined for Biogen IDEC an we’ll be ready for November 13th. The new board will be comprised of myself as CEO and Bill Rastetter as Executive Chairman plus five outside directors from each company. We expect to be officially merged on

November 13th and we’ll begin operations as a new company on that date and we’re prepared to hit the ground running.

Over the summer, I’ve seen many examples of how well the two companies work together. We share similar core values. We have a similar approach to product development, we are committed to creating new standards of care for patients with serious and life threatening diseases. Biogen and IDEC combined heritage is one of innovation. We embrace the opportunity to address the most pressing challenges for those would we support: employees, patients, physicians, partners, and shareholders. This is making great progress and I’m very excited to be near the end or maybe at the very beginning of a new company.

I’ll turn it back over to Elizabeth to begin the Q&A.

Elizabeth Woo, Biogen, Inc. — Associate Director, Investor Relations [5]

Yes, just as a reminder, the operator is going to the queue for Q&A and we ask you to try to ask one question and then for your subsequent questions get back in the queue. The call will end prior to 9:30 this morning. So operator, when you’re ready, please open the queue.

Questions and Answers

Operator [1]

At this time I would like to remind everyone if you would like to ask a question, please press star and then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Dennis Harp of Deutsche Banc.

Dennis Harp, Deutsche Banc — Analyst [2]

Thanks for taking the question. Jim, I have a question on the buy and bill model and why does that seem to be a particular problem with Amevive, since there are other products like Botox injections that are buy and bill, phototherapy which is buy and bill, though it’s a one-time purchase. Why is it particularly troublesome with Amevive? And then just a follow-up, if you could tell us what, if any new developments there are in Europe on the regulatory front for moving Amevive forward.

James Mullen, Biogen, Inc. — Chairman and CEO [3]

Sure. Buy and bill, I think it’s really a matter of people gaining experience with it in the marketplace, and — and having confidence that — that the insurance reimbursement is going to flow in a predictable manner, in a predictable time frame. So, you know that’s one of the issues. With — you know, Botox a lot of that is cash-and-carry business which is just patients, you know, paying for it out of their own pockets, because a lot of the cosmetic indications are not reimbursed.

So I think, you know, over time, as the physicians become familiar with it, and as the payers are consistent in their payments, this will be less of an issue but certainly, there has been more aversion to that in the marketplace, and we’re getting clear signals and clear conversations with our customers that they would prefer a pharmacy group on — you know, on average, prefer a pharmacy route, rather than a major medical. So, you know, that’s — that’s the — our take on it.

In terms of the update on the European regulatory front, I think the last thing that we have mentioned about that is certainly we’ve had many discussions with the European regulators. We have initiated some additional trial activity in Europe, so that will take some period of time and when those trials are complete which will define a — really looking at collecting more patient information on severe psoriatic patients, as well as looking at this product against, sort of the standard of care that’s what will be required to get back into Europe. So those trials are underway. The path is, you know, relatively straightforward at this point in time, but it will take some time.

Operator [4]

Your next question comes from Martin Auster of with Wachovia Securities.

Martin Auster, Wachovia Securities — Analyst [5]

Thank you for taking my question. I wanted to talk about Antegren for Crohn’s disease. You mentioned that you had looked to do another induction trial. Would that be predicated upon the successful maintenance trial results in ENACT-2? Was that correct?

Burt Adelman, Biogen, Inc. — EVP, Research & Development [6]

Yes, absolutely.

Martin Auster, Wachovia Securities — Analyst [7]

Could you talk — maybe give us more color on the interaction that you’ve with FDA or the clinicians on the Antegren ENACT-1 results?

Burt Adelman, Biogen, Inc. — EVP, Research & Development [8]

Sure. The — we’ve described the ENACT-1 results and the prior Phase II results to a number of panels of physicians. They all remain quite enthusiastic about the clinical and biological efficacy of the product and feel that, you know, assuming we get through the regulatory hurdles there’s an important place for this product both in induction and particularly in maintenance in patients. So we have gotten the same kind of feedback from regulatory agencies. They simply said, you know, have you to come here from some Phase Three trials that meet the primary end point. So that’s our intention.

Operator [9]

Your next question comes from Craig Parker of Lehman Brothers.

Craig Parker, Lehman Brothers — Analyst [10]

Good morning, Burt, I also have a question about Antegren and actually my question is about ENACT-2. Which had rolled over responders from ENACT-1 and given the high placebo rate in ENACT-1, I think what you’ve actually done is 70 to 80% of non-responders in ENACT-2, is that — do you share my concerns that that’s an issue that was probably unanticipated.

Burt Adelman, Biogen, Inc. — EVP, Research & Development [11]

I’m not quite — it is not that the patients were non-responders. As a matter of fact, if you recall, the response curve against the CDAI on enrollment for the patients in the ENACT-1 absolutely paralleled the response curve for the same population of patients that we saw in the Phase II trial. The problem was that the placebo rate was significantly higher in the Phase III study than it was in the Phase II study, so that the difference, you know, did not make statistical significance.

Now, the ENACT-2 trial is actually a comparison of the ability to remain in remission whether you’re on or withdrawn from Antegren. You know, am I concerned that, you know, the results, I think we’re all concerned in light of the — you know the outcomes we have seen to date, but, you know, I do think that we detected significant biological activity of the product in the phase — in the first part of this study and I — you know, I believe these patients have active disease and we think the product is active.

So I do think that there’s a good chance that we’ll have a positive outcome in the ENACT-2 trial. We’re just going to have to wait and see, though.

Operator [12]

Your next question comes from Matt Geller of CIBC World Markets.

Matt Geller, CIBC World Markets — Analyst [13]

Hi. Thank you very much. With the Antegren multiple sclerosis trial, the interim look, is there any chance you could file if the interim look went well? Is there a stopping rule on that interim look? Is the primary end point of that study clinical progression as measured by EDSS or an exacerbation end point. Which do you need to file on?

Burt Adelman, Biogen, Inc. — EVP, Research & Development [14]

That’s actually a whole bunch of questions and I will try to start from the back. These are both two-year studies with the primary end point being effect on EDSS. So, you know, we remain committed to the development pathway that says these drugs, the importance of drugs in MS is best understood if we can see a significant impact on disability progression. Particularly out at two years. However, you know, we know that impact on relapse rate, in particular, supported by an effect on MRI can be a basis of approval, probably a more limited approval than would be if you had a two-year EDSS end point.

Now, with respect to these trials, there are no formal stopping rules at an interim analysis. This is — I mean, as Jim said, this is an opportunity to review for a limited group of people to review these results at the end of the year. Obviously there will not be EDSS data, there will be relapse and MRI data. How we proceed from there, you know, I think we’re just not prepared to comment at this time.

Operator [15]

Your next question comes from Eric Schmidt from SG Cowen.

Eric Schmidt, SG Cowen — Analyst [16]

Good morning. Congratulations on a nice quarter. Another question for Burt on ENACT-2, if I might. Is there any regulatory pathway to get approval for Crohn’s maintenance therapy without induction data on the same regimen. Can you get a label for maintenance therapy with Antegren after induction with Remicade or something else.

Burt Adelman, Biogen, Inc. — EVP, Research & Development [17]

That’s possibility, of course that’s a whole different development program than we’ve undertaken, right? We’ve predicated this program on demonstrating at a minimum a statistically significant reduction of 70 points from the entry CDAI and then demonstrating that patients whose CDAI falls below 150 can be maintained in that state of remission while on active therapy. So for the — for this particular program, I don’t see how we could get approved without having the two parts in place.

For a different program, you know, I mean we could have had a different development strategy that says induce patients with Remicade and then compare Remicade or other maintenance to Antegren maintenance, but that’s not the development strategy here. So we need — our understanding is that we need to have statistically significant outcome both in a remission, induction trial and in the maintenance program.

Operator [18]

Your next question comes from May-kin Ho of Goldman Sachs.

May-Kin Ho, Goldman Sachs — Analyst [19]

Hi, I have a question on Amevive. Can you tell us whether you still maintain your guidance of $50 to 70 million and then also what happened to the six batches that didn’t work? What does this imply for the manufacturing process?

James Mullen, Biogen, Inc. — Chairman and CEO [20]

Sure. Do you want me to — I will tackle this.

So the guidance on the 50 to 70, you know, taking you back to the Q2, we’ve talked about a couple of factors, so one is what is the referral rate? Second is, what’s the conversion rate? And what’s the conversion time? And we said, you know, if it — if it steps back up in the fall and the winter, from what we had seen pre-summer and we make good progress on the conversion times and the conversion rates we could be near the top end of the range. If the trends that we’ve seen in the summer continue, it will be near the bottom end of the range: As of right now the trends are closer to what we’ve seen in the summer. So I think we’re towards the bottom end of range. I think there’s still enough variables out there. It is hard to call it too tightly.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [21]

And the manufacturing.

Burt Adelman, Biogen, Inc. — EVP, Research & Development [22]

Manufacturing.

James Mullen, Biogen, Inc. — Chairman and CEO [23]

Oh, I’m sorry. The manufacturing. This is just the stuff that comes up in the manufacturing. I wouldn’t read too much into that. It was — it’s — it’s really just the accumulated experience at the large scale and some of the stuff at the small scale, as we — you know, as we are making these products for, you know, certain standard commercial material. This is a relatively small amount of the materials. So it’s — you know, we have worked down through the problems. There was, you know, a specification issue. We worked through all the problems and got to the root cause. I’m not terribly concerned as the implications going forward.

Operator [24]

Your next question comes from Eric Ende of Merrill Lynch.

Eric Ende, Merrill Lynch — Analyst [25]

Thanks for taking my question. You said you’re now using specialty pharmacies for Amevive. I was wondering if that also implied there was some inventory within the channel now that the specialty pharmacies, obviously are having to buy in.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [26]

Eric, hi, it’s Peter. There is a very small amount, yes, but it’s pretty small, relative to what — what you would be seeing in your total revenue line so we did not see any significant impact. First of all, that chance — that aspect of the business is not that large, so the days inventory on that piece of the business, let’s say, would be pretty small and they run pretty efficiently. It’s not a big factor. I hope that answers the question.

Operator [27]

Your next question comes from Jason Kantor of WR Hambrecht.

Jason Kantor, WR Hambrecht — Analyst [28]

Thanks for taking my call. Just a couple of questions. Do you expect that margins will be normalized in Q4 or is there any more stuff that needs to kind of be worked through there and, also, what’s the percent of Amevive that’s currently using the IV formulation.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [29]

Hey, Jason before you get off. Margin, are you talking about net or gross.

Jason Kantor, WR Hambrecht — Analyst [30]

I’m talking about the cost of goods. Have you a bunch of things that you wrote off and I’m wondering if that’s all finished in the third quarter whether some of that actually comes in, in the fourth quarter.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [31]

Okay, yeah. So let me — let me take that. First of all, on the — the margins normalized, yeah, if general in an ongoing basis, let me broaden the question we would expect the normals — the margins to normalize. As Jim mentioned, from time to time when any manufacturing process, and any — any business you will see some bad batches that don’t hit the quality specs and that’s — that’s normal business. So we would expect them to normalize out.

At any point in time we may have some production lots that were undergoing review and, of course they sometimes can be reprocessed or check out just fine, other times the determination is that they are not okay, and then we decide to write them off. So from time to time, you will see some charges to that effect, but it’s just, you know, can vary from quarter to quarter. It depends on what’s going on in the manufacturing process in the last few months. In terms of the IV business, the ratio was very low. Jim, do you — Elizabeth do you have the numbers actually what that was? It was very low and we were seeing actually not a strong attachment to the IVs.

James Mullen, Biogen, Inc. — Chairman and CEO [32]

Yeah it was about 7 or 8% of the physicians were using just IV, and — but there was a few more percent that were using a combination of IV or IM. We talked with all of those physicians, and that transition has actually gone quite smoothly. So there isn’t any — there’s virtually no IV left in the market.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [33]

Very small. It’s almost a natural direction that the market was going in, and so we made the decision to go forward.

Operator [34]

Your next question comes from Meirov Chovav of UBS Warburg.

Meirov Chovav, UBS Warburg — Analyst [35]

Thank you for taking my call. In terms of the combined company, would you tell us what will be the share count for the business? And also how much do you think wholesalers will reduce Avonex inventories during the fourth quarter? You referred to it, are you talking about just Europe or the U.S. as well. What are current inventory levels.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [36]

Let me take that one. That let me do the reverse sequence again So on the inventory point. So in the U.S. our Q3 closing inventories were quite normal. So there should be no inventory effect in the U.S. at all. In fact the inventories were — we introduced prefilled syringe in early August, so we really had the inventory channel, you know, corrected. So we really had one half week of prefilled syringe so, we’re in good shape there.

Internationally, it’s not exactly inventory but something of the ordering pattern of distributors and we tend to see, just as we saw last year, if you look at our quarterly breakdown of our international revenue for Avonex, you see that Q4 came in softer than Q3. What we’re talking about is roughly the same effect. I’m not sure if it’s exactly inventory but maybe a little bit of inventory but also some seasonality in terms they are not ordering a lot for the holiday season when they come to year-end.

So our expectation is in the U.S. you will not see any inventory effect at all and then internationally we would expect the seasonality to be somewhat like you saw last year. In terms of the other question that you asked which is the share count outstanding.

James Mullen, Biogen, Inc. — Chairman and CEO [37]

About 354 million.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [38]

About 354 million, obviously plus or minus as we get to the actual close but it’s in that neighborhood. That’s what we expect overall.

James Mullen, Biogen, Inc. — Chairman and CEO [39]

That’s fully diluted.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [40]

That’s fully diluted. That’s very important. We’re talking about EPS and as always, we’re talking about the share count outstanding on a fully diluted basis. So about 354 is the right number.

Operator [41]

Your next question comes from Mark Schoenebaum of Piper Jaffray.

Mark Shoenbaum, Piper Jaffrey — Analyst [42]

Thank you very much for taking my question. I was just wondering, I have a question of Avonex, if you could help me work through some of the numbers, I want to make sure I understand, you said that your reported sales were up 4% sequentially, and 9.9% price increase had a 7% impact. So demand growth was down 3%, yet you said market share remains steady at 4%. First of all, are my numbers correct and can you help me understand those dynamics.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [43]

Yeah. Okay, right. Good point. The market — I’m sorry, the market share, all of the other metrics until you get to market share were relating Q2 to Q3, okay? That’s basically April, May, June, versus July, August, September.

The market share point, and this is an important point, what we said is the market share during Q3 so as we went from the end of June to the end of September, or from our monthly data in July and August, that was a flat performance. Basically as we went into Q3, our market share remained steady as we went through Q3. It was down, though, versus the average of Q2 but what happened was it bottomed out which was nice and held as we went through July, August and September, and you can see that in the weekly IMS. But all the other metrics — so with that point, I think then it all makes sense to you, probably but all the other metrics you mentioned are correct. So we did somewhere, you know, pricing — a pricing benefit based on the prefilled syringe launch, that was a 9.9% increase to about 7 points — during the quarter though because we launched them in the beginning of August we got a 7 point impact on the revenue line because of that. Okay?

Operator [44]

Your next question comes from Caroline Copithorne of Morgan Stanley.

Caroline Copithorne, Morgan Stanley — Analyst [45]

Thank you and congratulations on a nice quarter. The follow-up to the last question, could you give us the patient numbers for Avonex in the U.S. and Europe? And then my other question is with regard to the EPS guidance for the full year, it looks like you’ve already done about $1.40. So that would imply 32 to 45 cents in the fourth quarter and I’m just curious what you are expecting to change from the run rates that you are now that should lead to a higher EPS number.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [46]

Hi, Caroline, let me take the second question first and then I will come back to patients. For the EPS, you’re right. Your math is correct and what we do anticipate is international revenues stepping down a little bit if Q4, just based on the seasonality we talked about with Meirov. The — we also expected R&D to come back up. You though we mentioned that R&D is very lumpy as we go through the year and so we expect a larger R&D line as well. And in general, I just think that — you know, that’s probably the net effect of those things, is probably going to drive us into the guidance range that we anticipated. But, you know that’s pretty much where we are.

I think that, you know, this is a year, I think — I know that sounds odd, as from quarter to quarter our EPS moves around a little bit. I think we anticipated that as we came into this year we through the combination of milestone payments and trial activity and manufacturing schedules and everything else that the R&D line, in particular, would be moving back and forth from quarter to quarter. So we’ve always called it a lumpy year, if you will. So in many ways we’re not surprised by this we always incorporated it into our guidance.

The other question was, oh, on patients. So, you know, in patients in the U.S., we still expect that we’re, you know, in the — up in the — above 80,000 range. We don’t really have a precise number count on that. In the international side, or, you know in the 40s let’s say, up above 40,000. So worldwide, we tend to view it as above 120,000 in terms of patient count worldwide. Again, we — we backed off using those numbers too much, just because they’re very hard to get, particularly outside the U.S. And the very wide range of different data sources so we tend not to focus much on those, and then focus more on the units and the revenue. Okay? Thanks.

Operator [47]

Your next question comes from Jennifer Chao of RBC Capital Markets.

Jennifer Chao, RBC Capital Markets — Analyst [48]

With respect to Avonex again, I’m wondering if you could discuss whether you are seeing any shift in the profile of the typical new patient starts, potentially as impacted by penetration into the front-line use, and then secondly how fast you think the MS market is growing both in the U.S. and Europe and whether or not the outlook has changed over the course of the year.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [49]

Okay. Again, I’ll go in reverse sequence if I can. So in the U.S. we think the market is growing in low double digit gains. We don’t have super-precise numbers, but the latest, kind of through the summer, we view it as growing 11, 12% range. I’m not sure that really has changed, actually as we’ve gone through the year in terms of our expectations, so you know my sense would be if there’s a pleasant surprise on Avonex this year, it’s a combination of better share performance and better revenue per unit, you know, pricing benefits. So I think those are probably the better — those are the drivers of upside. I think the market has been growing pretty much as we expected. That’s good.

On the international front, you know, I will tell you, I don’t really have an international total market growth number at my fingertips. Clearly the market is expanding a bit right now in some markets, particularly the UK, where growth our 49% growth over prior year is not unusual for our peer group. I would tell you that we’ve always expected it to be the Europe market to be in the high teens. But I don’t — you know, it is very hard internationally to get our hands on that.

But definitely a number of the markets are very healthy. The UK clearly when it grows 9% and it’s been doing that for a couple of quarters that’s great. Germany is very strong for us. France right now has a lot of competitive activity, where Copaxone is launching, that will probably cause the market to be healthy for a period of time.

So in general, I think obviously when you look at the international revenue numbers, though, all of the numbers that are reporting in U.S. dollars like us are getting a foreign exchange benefit so we’re careful to highlight that point as well.

I think, you know, just to recap the last point, is it what we expected? I would say that the international market — our unit growth is better than what we might have expected and I this some of the markets like the U.K are coming through better than we would have anticipated in our own spreadsheets and models.

James Mullen, Biogen, Inc. — Chairman and CEO [50]

Yeah, Jennifer, the last question you asked was the shift in — is there a shift in patient profile with — with the entry of Rebif, and I can’t say that we’ve really detected any major difference in — in, you know who is getting line penetration and you can see it from the new script counts, those have held relatively steady, and relatively unchanged for some time. So we’re not seeing any dramatic shifts in the marketplace in treatment patterns.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [51]

Honestly, the new script data and IMF a little crazy right now because we have the new prefilled syringe packaging so I think we’re working through the less data sources and metrics than we might normally have.

Operator [52]

Your next question comes from Mark Augustine, from CSFB.

Mark Augustine, Credit Suisse First Boston — Analyst [53]

Thank you. My question has been answered.

Elizabeth Woo, Biogen, Inc. — Associate Director, Investor Relations [54]

Operator, I think we’re ready to take one or two more questions.

Operator [55]

Your next question come from Matt Duffy of Black Diamond Research.

Matt Duffy, Black Diamond Research — Analyst [56]

Thank for taking my call. Just a couple of quick things. I was wondering if there was any effect of stocking of the prefilled syringe on Avonex numbers for the quarter and also if you could talk about the 50% of Amevive patients who have co-pay issues what level of co-pays are they seeing and what’s the yield rate in terms of getting those patients started on therapy.

Peter Kellogg, Biogen, Inc. — CFO and EVP of Finance [57]

Okay. I will take the first one, Matt on the prefilled syringe, stocking it. As we mentioned we at the that we’re at about a week and a half of inventory, as we come at the end of this quarter. While you asked that question in the middle of August, I would say, yes, you’re right there’s a prefilled syringe inventory there’s also another inventory, but we timed it and coordinated it well so that by the end of the quarter we’re in a normalized position. So we don’t have any impact at quarter end. And that was what drove our decision to launch in early August to make sure that we have enough time to normalize out the inventory channels. I don’t think there’s any impact on our Avonex revenue number for stocking. We’re starting to roll it out in the international markets, in the market that goes into right now, we don’t have inventory stocking involved since we’re going to distributors where the inventory is on consignment so you don’t see that at all. In terms of the co-payment? Jim, do you want to say that one?

James Mullen, Biogen, Inc. — Chairman and CEO [58]

I referenced — in my talk that about half the patients are having a pretty good experience in their co-pays of $30 a week or less, and a lot of people are sort of at $10 a week during treatment. You know, then you’re into the other category of folks that have a different insurance set up, and their co-pays — a typical co-pay would look like 20% of the cost of the product, which becomes fairly significant. So a weekly cost is $800 or so. And they would typically have a cap as they go through the year of $2400 out-of-pocket. That would be typical, but, you know, as you can imagine, that $2400 can present challenges to folks, and also just the — because that’s all compressed in really a 12-week cycle for us, it can also present — or exacerbate a cash flow situation. So, you know, trying to work through and help out those patients is — is a difficult issue.

Operator [59]

Your next question comes from Elise Wang of Smith Barney.

Elise Wang, Salomon Smith Barney — Analyst [60]

Thanks for taking my question. I want to get a better sense, in that there’s a recent approval of Raptiva, what you are doing to prepare for the more intense competition in biologics. Then also in line of given the in-licensing fumarate, how you see that product being positioned as you develop it, relative to the biologics as well as just Amevive.

James Mullen, Biogen, Inc. — Chairman and CEO [61]

Sure. You know, the — obviously the approval for Raptiva comes as no surprise. So we all anticipated it would be approved yesterday. And it was. What we’ve been doing to prepare is — is, of course, we’re continuing to — to increase the breadth and depth of the market. We’ll obviously have to review the label and get competitive information. I think we’ve just seen a quick look at the pricing, so that doesn’t look like that’s going to be a huge factor in the marketing equation.

So, you know, really, the key for us is to continue to give depth and breadth and we have got to make the — our remission feature for this product real in the hands of clinicians and so you’re going to see our marketing really aimed and our marketing programs aimed at — at delivering that experience to the clinicians and the patients so that they can really see firsthand that — that the importance of this duration or remission, and the patients can experience this drug-free holiday. That’s the key for the product and that’s what we’ll focus on with programs.

How will we position the oral fumarates? Well, I think Phase II data on that will be presented in the springtime, or the late winter. So people will get the first look at what Phase II data looks on that. But I think people will be fairly impressed and see a competitive profile that will be pretty strong and I think it not only allowed us to go directly after the moderate to severe segment but I think you can start to imagine going into a more moderate set of patients, particularly with an oral formulation. So I think we’ll be going head on against the biologics with this program and the both moderate and severe patients but also with the opportunity to probably take it down into a broader patient segment. That’s sort of our preliminary read based on the Phase II efficacy and the tolerability profile and, remember this is the number one prescribes project in Germany for psoriasis, so there’s a fair bit of in market experience of — at least in that one market.

Elizabeth Woo, Biogen, Inc. — Associate Director, Investor Relations [62]

Well, thank you, operator. That was our last question. And thank you for joining us on this quarter call and we’ll see you all next quarter as Biogen IDEC.

Operator [63]

This concludes today’s conference call. You may disconnect at this time.

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IDEC Pharmaceuticals Corporation has filed a Registration Statement on Form S-4 (No. 333-107098), a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction with the SEC. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus filed with the SEC on October 6, 2003 and the other relevant materials filed by Biogen or IDEC with the SEC, because they contain important information about IDEC, Biogen and the proposed transaction. The joint proxy statement/prospectus has been sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the joint proxy statement/prospectus and the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction before voting or making any investment decision with respect to the proposed transaction.

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